September 27, 2018

Joseph R. Ianniello
President and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

       Re: CBS Corporation
           Preliminary Information Statement on Schedule 14C
           Filed September 21, 2018
           File No. 001-09553

Dear Mr. Ianniello:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Votes Required, page 2

1. You disclose that Mr. Sumner Redstone maintains voting control of NAI through the
      SMR Trust until his incapacity or death, at which time voting control of NAI will pass to seven trustees. Please reconcile that disclosure with your assertions throughout the last several months, including in court pleadings, that Shari Redstone controls NAI and therefore has voting control over CBS.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph R. Ianniello
CBS Corporation
September 27, 2018
Page 2

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M.
Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.



FirstName LastNameJoseph R. Ianniello                    Sincerely,
Comapany NameCBS Corporation
                                                         Division of
Corporation Finance
September 27, 2018 Page 2                                Office of
Telecommunications
FirstName LastName